September 15, 2010

Via Edgar Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Angie Kim, Brigitte Lippmann and H. Christopher Owings

Re:	Form 10-K for Fiscal Year Ended January 2, 2010
Filed March 3, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 15, 2010
File No. 000-19848

Dear Ladies and Gentlemen:

On behalf of Fossil, Inc. (the “Company”), reference is made to the letter dated September 9, 2010 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Annual Report on Form 10-K of the Company for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2010 (the “Form 10-K”), and the Definitive Proxy Statement on Schedule 14A filed with the Commission on April 15, 2010 (the “Proxy Statement”). We have reviewed the Comment Letter with the Company and the following is the Company’s response to the Comment Letter. The Company’s response to the Comment Letter is numbered to correspond to the Staff’s comment as numbered in the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED APRIL 15, 2010

Compensation Discussion and Analysis, page 21

1.	Based on your response to comment 10 in our letter dated July 28, 2010, it appears that the fiscal 2009 annual cash incentive bonuses were earned in fiscal 2009 and should be reflected in the summary compensation table for 2009. Note that under Instruction 1 to Item 402(c)(2)(vii) of Regulation S-K, bonuses are reported for the fiscal year earned. Please provide a revised fiscal 2009, 2008 and 2007 summary compensation table that includes your annual cash incentive bonuses in the fiscal years in which they were earned.

Response:

A revised fiscal 2009, 2008 and 2007 summary compensation table for the Company that includes the annual cash incentive bonuses for each named executive officer in the fiscal years in which the Company’s operating income is measured, rather than the fiscal year in which the performance rating is determined, is set forth below:

FISCAL 2009, 2008 AND 2007 SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by or paid to the Company’s named executive officers during fiscal 2009, 2008 and 2007. The named executive officers are the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2009.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(5)	All Other Compensation ($)		Total ($)
Kosta N. Kartsotis Chief Executive Officer and Director	2009	-0-	(6)	-0-	-0-	-0-	-0-	-0-	-0-		-0-
	2008	-0-		-0-	-0-	-0-	-0-	-0-	-0-		-0-
	2007	-0-		-0-	-0-	-0-	-0-	-0-	4,266		4,266

Mike L. Kovar Executive Vice President, Chief Financial Officer and Treasurer	2009	313,938		-0-	34,025	42,160	170,000	9,404	1,022		570,549
	2008	318,038		63,000	214,970	288,689	-0-	(20,435)	4,870		869,132
	2007	304,231		130,000	156,200	145,534	94,500	227	99,552	(7)	930,244

Michael W. Barnes President and Chief Operating Officer and Director	2009	614,125		-0-	326,640	351,330	325,000	25,614	113,338	(8)	1,756,047
	2008	629,808		-0-	921,300	1,202,873	-0-	(57,641)	4,639		2,700,979
	2007	597,019		-0-	913,580	1,178,321	300,000	9,395	360,008	(9)	3,358,323

Jennifer L. Pritchard President, Retail Division	2009	415,037		-0-	122,490	168,638	235,000	-0-	414		941,579
	2008	425,154		-0-	230,325	240,575	-0-	-0-	414		896,468
	2007	441,154		112,000	156,200	109,151	115,000	-0-	7,924		941,429

Mark D. Quick Vice Chairman	2009	510,196		-0-	244,980	210,798	270,000	-0-	5,027		1,241,001
	2008	536,923		-0-	552,780	481,149	-0-	-0-	3,450		1,574,302
	2007	517,981		-0-	675,470	807,462	260,000	-0-	407,477	(10)	2,668,390

(1)	Discretionary bonuses not made pursuant to any bonus plan.
(2)	Consists of awards of restricted stock units granted pursuant to the 2004 Incentive Plan and the 2008 Incentive Plan. All awards vest in equal 20% installments over 5 years. The amounts shown were not actually paid to the named executive officers. Rather, as required by the rules of the SEC, the amounts represent the aggregate grant date fair value of the restricted stock units awarded to each of them in 2007, 2008 and 2009. These values were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). See Note 13, Stockholders’ Equity and Benefit Plans in the section entitled “Stock options and stock appreciation rights” in the “Notes to Consolidated Financial Statements” in the Annual Report on Form 10-K for 2009 for the assumptions made in determining the aggregate grant date fair value of these awards. The amounts reported do not include any reduction in the value of the awards for the possibility of forfeiture.
(3)	Consists of awards of stock appreciation rights granted pursuant to the 2004 Incentive Plan and the 2008 Incentive Plan. The amounts shown were not actually paid to the named executive officers. Rather, as required by the rules of the SEC, the amounts represent the aggregate grant date fair value of the options awarded to each of them in 2007, 2008 and 2009. These values were determined in accordance with FASB ASC Topic 718. See Note 13, Stockholders’ Equity and Benefit Plans in the section entitled “Stock options and stock appreciation rights” in the “Notes to Consolidated Financial Statements” in the Annual Report on Form 10-K for 2009 for the assumptions made in determining the aggregate grant date fair value of these awards. The amounts reported do not include any reduction in the value of the awards for the possibility of forfeiture.
(4)	The amounts shown represent awards under the Company’s annual cash incentive plan. The awards were not actually paid to the named executive officers in 2007, 2008 and 2009. Rather, the awards were paid to the named executive officers in the following fiscal year upon determination of the named executive officers’ performance ratings. As required by the rules of the SEC, the Company is reporting the amounts in the fiscal year for which the last relevant performance criteria was satisfied, rather than in the fiscal year in which the award was paid.

(5)	Represents earnings or losses on balances under the Second Amended and Restated Fossil, Inc. and Affiliates Deferred Compensation Plan. For a description of the plan, see “Deferred Compensation Plan.”
(6)	Mr. Kartsotis refused all forms of compensation for fiscal years 2007, 2008 and 2009. Mr. Kartsotis is one of the initial investors in the Company and expressed his belief that his primary compensation is met by continuing to drive stock price growth.
(7)	Includes $89,602 paid pursuant to a letter agreement amending certain outstanding stock options between Mr. Kovar and the Company, dated December 2006, and $9,950 paid in insurance and 401(k) matches.
(8)	Includes $100,777 for federal taxes and $11,291 for Medicare tax paid by the Company to the Internal Revenue Service as part of a Voluntary Correction Program pertaining to certain 2004 stock option exercises being reclassified from incentive stock options to non-qualified stock options and $1,270 paid in insurance and 401(k) matches.
(9)	Includes $348,285 paid pursuant to a letter agreement amending certain outstanding stock options between Mr. Barnes and the Company, dated December 2006, and $11,723 paid in insurance and 401(k) matches.
(10)	Includes $396,711 paid pursuant to a letter agreement amending certain outstanding stock options between Mr. Quick and the Company, dated December 2006, and $10,766 paid in insurance and 401(k) matches.

The Company will include comparable information in future filings.

* * * * *

The Company hereby acknowledges to the Commission that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (214) 651-5614.

Very truly yours,

/s/ Garrett A. DeVries

Garrett A. DeVries, Esq.

cc:	Kosta N. Kartsotis, Fossil, Inc.
Randy Hyne, Fossil, Inc.
Mike Kovar, Fossil, Inc.